EXHIBIT 12

FIRST DATA CORPORATION
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended March 31,
	2002		2001
Earnings:
Income before income taxes	$334.2	(1)	$267.1
Interest expense	30.7		31.5
Other adjustments	12.0		12.2

Total earnings (a)	$376.9		$310.8

Fixed charges:
Interest expense	$30.7		$31.5
Other adjustments	12.0		12.2

Total fixed charges (b)	$42.7		$43.7

Ratio of earnings to fixed charges (a/b)	8.83		7.11

(1)	Includes restructuring and impairment charges of $12.9 million. The pro forma ratio of earnings to fixed charges without these charges would have been 9.13.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.